UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2006
(Commission File No. 1-14728)

Lan Airlines S.A.

(Translation of registrant's name in English)
Avenida Americo Vespucio Sur 901
Renca,
Santiago, Chile
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F _____

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes __ No X

[Lan Airlines Letterhead]

MATERIAL FACT

Santiago, February 14, 2006

Mr. Alejandro Ferreiro Y.

Superintendent of Securities and Insurance

Present

Re: Material Fact

To whom it may concern:

In compliance with Article 9 and the second paragraph of Article 10 of Law 18.045, we hereby inform you of the following relevant facts:

On February 14, 2006 personnel from the government of the United States of America presented itself at the offices of our subsidiary LAN Cargo S.A. in Miami requiring information as part of an alleged antitrust investigation which apparently includes various European, American and Asian cargo airlines.

LAN Cargo S.A. fully cooperated in permitting the authorities directing the investigations to obtain the information required. This request is part of preliminary investigation and no charges have been made.

LAN Cargo S.A. and its affiliates continue operating normally.

Sincerely,

Ignacio Cueto Plaza

President

Lan Airlines S.A.

CC:	Bolsa de Comercio de Santiago
Bolsa de Comercio de Valparaíso
Bolsa Electrónica de Chile

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 15, 2006

Lan Airlines S.A.
/s/ Ignacio Cueto Plaza By: Ignacio Cueto Plaza Title: President